Exhibit 99(i)

EDITED VERSION OF REMARKS DELIVERED BY

MR. WILLIAM A. OSBORN AT THE ANNUAL MEETING

OF STOCKHOLDERS OF NORTHERN TRUST

CORPORATION HELD APRIL 20, 2004

OVERVIEW

While the votes are being counted, I’d like to give you a brief report on Northern Trust’s performance last year and in the first quarter of 2004, and talk about some of our plans going forward.

As many of you know, 2003 was a year of change and progress for Northern Trust. Coming out of the 3-year, unprecedented bear market, we undertook a comprehensive strategic review in the first half of 2003 to evaluate each of our businesses and refocus our resources for future profitability. Several of our exciting growth businesses saw stepped up investments, including the opening of PFS offices in Manhattan, Stamford, Connecticut and Atlanta, Georgia, and a planned C&IS office in Luxembourg. And, we completed the most sizable acquisition in our history of the passive asset management business of Deutsche Bank, which places us as the third largest institutional index manager in the world. At the same time, we identified several businesses which did not meet our long-term strategic goals. We sold our Atlanta-based retirement consulting business to Hewitt Associates and sold or closed several non-strategic PFS offices. Coincident with those moves, we reduced our annual expense base by $75 million through reductions in staff, space and other initiatives. All of these changes have successfully positioned us for future profitability and growth.

Northern Trust remains a financial services firm focused on serving the needs of a targeted client set: affluent individuals in the U.S. and institutional clients worldwide. We ended 2003 with record assets under administration up 43% from the prior year to $2.2 trillion and managed assets that were up 58% from the prior year to $479 billion. Our revenues, as many of you know, are more fee-based than other financial services organizations with 72% of revenue being fee-related and 28% being from net interest income.

Our three strategic financial goals remain unchanged, with annual targets of 18-20% for ROE, 10% or greater for EPS growth, and a 160% productivity ratio. Our performance in 2003 reflects the charges taken to reduce staff, space and eliminate redundant software. 2003 was clearly a year of financial disappointment, but also reflected a year of changes to better position us for future growth.

Our first quarter results released this morning indicate the progress we’ve made as a result of the improved market environment, continued strong new business wins and the strategic initiatives undertaken in 2003. Assets under administration reached a new record high of $2.3 trillion, which is up 44%. Assets under management were up 43% to $521 billion. Revenue growth was very strong and led to a 35% increase in net income. Truly, this was a terrific quarter for us.

The latter half of 2003 and the first quarter of this year show us making good progress toward once again achieving our three strategic financial goals. In particular, we achieved our EPS growth target with excellent recent quarterly performance, off of the depressed base in the prior year. We’re pleased to have turned the corner with these improved quarterly results.

Let me spend a few minutes giving you a quick review of the businesses we are in and why we are so excited to be competing in these vibrant markets. Northern Trust is a leading provider of global financial solutions for the investment management, asset administration, fiduciary and banking needs of corporations, institutions and affluent individuals.

We are focused on administering and managing client assets in two target markets: affluent individuals in the U.S. and institutional investors worldwide. Both of these client-focused business units are supported by our leading edge technology unit and our world class investment organization. The fact that we leverage our investment and technology capabilities across both client bases is unique in our industry.

PERSONAL FINANCIAL SERVICES

Our Personal Financial Services business unit serves affluent individuals and families, delivering high touch trust, asset management and private banking services through our 82 office network. This business is the 115-year heritage of Northern Trust dating back to our founding in 1889.

This private client business is broken into three components:

•	Our core private banking, personal trust business is delivered to clients through our 82 office, 15 state network. Our target market here is households with at least $1 million in investable assets.

•	Our second segment is called Wealth Advisory Services. In this business, we target individuals or families with $25 to $75 million in wealth and offer a comprehensive suite of financial advisory services in an open architecture environment.

•	Our third segment is the Wealth Management Group. This highly focused component of PFS targets and serves ultra-high net worth families with at least $75 million in investable assets. We serve over 275 families in this group and enjoy an industry leading 20% share of the Forbes 400 richest people in America.

In 1997, we began an expansion effort to increase our footprint nationally, with a goal of reaching 40-45% of the affluent household market by 2005. Last year, we arrived on the east coast with new offices in Manhattan and Stamford, Connecticut. With the opening of a new office in Boston later this year we will reach our 40% goal.

Our investment in full-service private client offices is unlike anything you will find at any other financial services provider. Our offices are attractive, high-end, exclusive private banking facilities. We offer the full range of private client services locally. We have more than 225 portfolio managers, more than 250 trust professionals and more than 350 banking professionals local in the markets we serve. No one else has that kind of reach at the local level.

CORPORATE & INSTITUTIONAL SERVICES

In our institutional business, we provide trust, custody, investment management and advisory services to corporations and institutions around the world. Our clients are public and private retirement plans, foundations, endowments, global fund managers and other asset pools such as governmental entities.

C&IS provides a series of sophisticated services to our target clients, meeting their very complex needs. We gather assets via our core domestic and global custody capabilities and provide an extensive range of value-added services as well. As a custodian, we are a key component of our clients’ information and risk management needs. And of course, we provide asset management services to our institutional clients across a broad range of asset classes and products.

As you can see from this slide, Northern Trust has outstanding market positioning in the C&IS business. Last year, Northern Trust was voted ‘Custodian of the Year’ for the fourth year running by ‘Professional Pensions’ - one of the UK’s leading industry publications. This morning I received an email informing me that we have received the award for the fifth year in a row. They have had the award for five years, and we have won it all five years against all the other global custodians. Northern Trust was ranked the #1 European securities lending provider by International Custody & Fund Administration magazine and the #1 securities lending house in Asia by FinanceAsia magazine. And, demonstrating the staying power of our competitive positioning, Global Investor magazine named us the #2 custodian worldwide based on a 30-year ranking of top providers.

NORTHERN TRUST GLOBAL INVESTMENTS

At March 31st, we managed $521 billion in client assets. As I said before, that was up 43% from a year earlier. We are ranked as the 13th largest worldwide asset manager, the seventh largest manager of institutional assets, and the third largest institutional index manager.

As I mentioned before, our acquisition of Deutsche Bank’s global index business has brought us the significant benefits we had planned:

•	First, we now have the scale and prominent positioning as the #3 institutional index manager to win new mandates in the marketplace. In 2003, we won new mandates totaling $40 billion in assets.

•	Second, a large and growing passive business adds to securities lending volumes. Our securities lending collateral volumes at year-end were approximately $8 billion higher than they would have been without the larger index base.

•	Third, being a large and prominent index manager creates competitive advantages for our growing transition management business.

•	Finally, this acquisition has created wonderful cross-sell opportunities. In 2003, we converted 12 acquired passive clients to custody clients.

We made this acquisition for a number of strategic reasons, and we are indeed realizing each of those benefits.

SUMMARY

We have a number of exciting growth strategies underway across all of our businesses at Northern Trust:

•	In PFS, we have significant opportunity to expand our market share in our existing 82 office network and we are working on a number of strategies and products to do more for our existing client base. We continue to evaluate and move into new markets, both geographic and demographic.

•	In C&IS, the international arena presents many exciting new opportunities for us, including the global fund manager market, as does the expanded client opportunity that comes with new product innovation.

•	In our investment business, we are leveraging our #3 ranking in the institutional index business with both existing and new clients. We’re also doing more in the direct sales channel and also emphasizing our excellent alternatives and manager-of-managers capabilities.

Across the board, the growth strategies that we are executing on in 2004 bode well for our future prospects.

STOCK PERFORMANCE

The performance of Northern Trust’s common stock in 2003 was encouraging and reflects the improving external environment, our focused strategies and the efforts we undertook during the year to position the company for improved profitability. Our share price finished the year up 32%. When viewed over the longer term, our performance has also been quite strong. The compound annual growth rate of Northern Trust’s stock for the 10-year period ending December 31, 2003 was 17%, compared with 14% for the KBW50 Bank Index and 9% for the S&P 500.

CLOSING

As I conclude, let me remind you that this presentation may have included forward-looking statements like those described in the projected slide.

Our 2003 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ from these statements, and you are urged to read them.

In closing, I would like to thank our employees for their hard work and dedication. They were truly at their best in 2003. They rose to the challenge of delivering exceptional service during a year of dramatic change.

I would also like to thank our clients for their confidence and trust in choosing Northern Trust and I would like to thank our Board of Directors for their advice, counsel and support.

We continue to be very optimistic about your company. Given the strong support of our clients, staff and directors, we look forward to the future with confidence.

I’d now be happy to answer any questions you may have.

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Mr. Osborn’s above remarks may be deemed to include forward-looking statements such as statements that relate to Northern Trust’s financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, and the effects of any extraordinary events and various other matters (including developments in litigation and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust’s business and results. These statements speak of Northern Trust’s plans, goals, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2003 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them.